UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PALNS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-1103704 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2017 and 2016

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2017 and 2016

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Oversight Committee, Plan Administrator and Plan Participants
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including it's form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan's auditor since 2005.

Decatur, Illinois
June 29, 2018

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Cash	$—	$6,077,705
Investments, At Fair Value	63,075,652	51,284,717
Receivables
Employer's contributions	110,084	5,687
Interest and dividends	311,775	4,491
Notes receivable from participants	778,807	583,832
	1,200,666	594,010
Total assets	64,276,318	57,956,432
Liability
Refunds due to excess contributions	672	—
Net Assets Available for Benefits	$64,275,646	$57,956,432

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Investment Income
Net appreciation in fair value of investments	$7,172,284	$4,777,559
Interest and dividends	1,892,775	1,372,837
	9,065,059	6,150,396
Interest Income from Notes Receivable from Participants	26,285	17,814
Contributions
Employer	1,655,438	1,382,077
Participants	2,039,048	1,728,080
Rollovers	644,525	22,705
	4,339,011	3,132,862
Total additions	13,430,355	9,301,072
Deductions
Benefits paid to participants	7,101,875	3,827,756
Administrative expenses	9,266	5,559
Total deductions	7,111,141	3,833,315
Net Increase	6,319,214	5,467,757
Transfer from First Clover Leaf Bank Profit Sharing Plan	—	6,077,705
Net Assets Available for Benefits, Beginning of Year	57,956,432	46,410,970
Net Assets Available for Benefits, End of Year	$64,275,646	$57,956,432

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service. Related employers who also participate in the Plan include First Mid-Illinois Bank & Trust, N.A., Mid-Illinois Data Services, Inc., and The Checkley Agency, Inc. DBA First Mid-Insurance Group. Effective January 1, 2017, First Clover Leaf Bank, N.A. participates in the Plan as a related employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).The Trust & Wealth Management Department of First Mid-Illinois Bank & Trust, N.A. is the trustee of the Plan. Effective July 1, 2016, the Plan’s custodian of the common stock changed from the Trust & Wealth Management Department of First Mid-Illinois Bank & Trust, N.A. to T.D. Ameritrade. MG Trust Company, LLC serves as custodian of the remaining plan assets.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Employees are automatically enrolled to contribute 5% of eligible wages to the plan upon eligibility. The Company makes safe harbor matching contributions of 100% of employees' salary deferral amounts up to 3% of employees' eligible compensation and 50% of employees' salary deferral amounts on the next 2% of employees' eligible compensation. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2017 and 2016, the profit sharing contribution was 2% of eligible compensation. Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the various investment accounts offered by the Plan and may change the allocation daily. The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percent of eligible compensation unless the participant made an affirmative election otherwise.

Employer profit sharing contributions to the Plan are invested at the discretion of the Company.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service. A participant is fully vested after 6 years of vesting service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2017 and 2016, forfeited nonvested accounts totaled $42,408 and $53,705, respectively. For the plan year ending December 31, 2017, the amounts were reallocated to participants as an additional matching contribution. These accounts will be reallocated as additional matching contributions or to pay administrative expense of the Plan.

 Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end. Certificates of deposits are valued at amortized cost, which approximates fair value.

The Plan’s interest in the pooled separate account is valued at the net asset value (NAV) of the units of the pooled separate account. The NAV is used as a practical expedient to estimate the fair value of the pooled separate account.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 3:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2017	2016
Net Assets:
Certificate of deposit	$480,975	$494,620

Changes in net assets:
Contributions	$480,080	$493,379
Interest income	1,096	1,344
Transfers to participant-directed investments	(494,821)	(424,977)
Total additions (deductions)	$(13,645)	$69,746

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2017 and 2016, participants held 285,712 and 335,373 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $480,975 and $494,620 at December 31, 2017 and 2016, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $9,266 and $5,559 during 2017 and 2016, respectively, to First Mid-Illinois Bank & Trust for participant loan distribution fees.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 5:	Plan Amendments

Effective January 1, 2017, the plan was amended to add First Clover Leaf Bank, N.A. as a participating employer under the Plan and to modify certain other provisions of the Plan pertaining to participants previously employed by First Clover Leaf Bank, N.A..

Note 6:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016:

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

		2017
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$11,011,340	$11,011,340	$—	$—
Mutual funds	47,730,138	47,730,138	—	—
Money market funds	282	282	—	—
Certificates of deposit	480,975	—	—	480,975
Investment Measured at Net Asset Value (A) Pooled Separate Account	3,852,917
	$63,075,652	$58,741,760	$—	$480,975

		2016
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$11,402,682	$11,402,682	$—	$—
Mutual funds	35,242,608	35,242,608	—	—
Money market funds	145,457	145,457	—	—
Certificates of deposit	494,620	—	—	494,620
Investment Measured at Net Asset Value (A) Pooled Separate Account	3,999,350
	$51,284,717	$46,790,747	$—	$494,620

(A) The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2017. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

 Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. See the table below for inputs and valuation techniques used for Level 3 securities.

Investment Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes the investment for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017, and 2016. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.
December 31, 2017

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$3,852,917	N/A	Daily	None

December 31, 2016

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Pooled Separate Account	$3,999,350	N/A	Daily	None
Level 3 Valuation Process

Fair value determinations for Level 3 measurements of securities are the responsibility of the Controller’s office.  The Controller’s office contracts with a pricing specialist to generate fair value estimates on a monthly or quarterly basis.  The Controller’s office challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2016	$4,549,141
Interest income included in net increase in net assets available for benefits	8,641
Purchases	576,652
Redemptions	(4,639,814)
Balance, December 31, 2016	494,620
Interest income included in net increase in net assets available for benefits	1,096
Purchases	480,080
Redemptions	(494,821)
Balance, December 31, 2017	$480,975

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2017	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$480,975	Amortized cost	Contractual interest rate	0.30%

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2016	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$494,620	Amortized cost	Contractual interest rate	0.30%

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 7:	Transfer of Plan Assets

On September 8, 2016, First Mid-Illinois Bancshares, Inc. acquired First Clover Bank, N.A. Effective December 30, 2016, the First Clover Leaf Bank Profit Sharing Plan was merged with the Plan. All former participants in the First Clover Leaf Bank Profit Sharing Plan had their account balances transferred into the Plan. An aggregate amount of $6,077,705 was transferred into the Plan during the year ended December 31, 2016, and is included as a transfer from prior trustee on the statement of changes in net assets available for benefits.

Note 8:	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9:	Plan Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Benefit Plan Consultants Inc. This volume submitter plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2014.

Note 10:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

13

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.30%	due	12/31/17	$480,975
				480,975
Common Stock
First Mid-Illinois Bancshares, Inc.*	285,712	Shares		11,011,340

Mutual Funds
American Funds EuroPacific Growth R6	6,636	Shares		372,547
American Funds 2010 Target Date Fund R6	35,710	Shares		390,313
American Funds 2015 Target Date Fund R6	192,593	Shares		2,236,009
American Funds 2020 Target Date Fund R6	311,093	Shares		3,919,773
American Funds 2025 Target Date Fund R6	401,569	Shares		5,417,168
American Funds 2030 Target Date Fund R6	177,142	Shares		2,559,704
American Funds 2035 Target Date Fund R6	155,985	Shares		2,321,059
American Funds 2040 Target Date Fund R6	87,064	Shares		1,327,728
American Funds 2045 Target Date Fund R6	94,777	Shares		1,468,101
American Funds 2050 Target Date Fund R6	83,246	Shares		1,262,005
American Funds 2055 Target Date Fund R6	28,434	Shares		538,540
American Funds 2060 Target Date Fund R6	9,377	Shares		116,466
Dodge & Cox Balanced Fund	28,261	Shares		3,023,968
Federated Total Return Bond Fund	87,207	Shares		950,557
Boston Partners All Cap Value	29,699	Shares		787,615
Oakmark Global I Fund	96,654	Shares		3,202,163
Oppenheimer Developing Markets Y	9,518	Shares		408,709
T. Rowe Price Growth Stock Fund	7,518	Shares		471,017
T. Rowe Price Mid-Cap Value Fund	127,487	Shares		3,875,614
T. Rowe Price Small-Cap Stock	26,166	Shares		1,248,102
Vanguard 500 Index Admr Shares	19,339	Shares		4,773,205
Vanguard Balanced Index Admiral Shares	8,437	Shares		292,921
Vanguard Developed Markets Index Fund - Inv	12,327	Shares		137,570
Vanguard GNMA Fund Admr	8,992	Shares		94,061
Vanguard Growth Index - Admr	56,066	Shares		4,056,378
Vanguard Mid-Cap Index Admr Shares	4,089	Shares		783,173
Vanguard Small-Cap Index Admr Shares	6,602	Shares		467,313
Vanguard Interm-Term Govt Bond Index	1,034	Shares		22,314

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2017

Identity of Issuer	Description of Investment			Current
Vanguard Total Bond Index Admr Shares	28,540	Shares		$306,809
Vanguard Total World Stock Index	10,148	Shares		306,664
Vanguard Value Index Admr	8,136	Shares		336,905
Vanguard Emerging Markets Stock Index Admr	6,696	Shares		255,667
				47,730,138

Money Market Funds
Northern Instl Funds US Gov’t Port	44	Units		44
Stock Liquidity Fund - SLIQ	200	Units		200
Federated Government Obligs Premier	38	Units		38
				282

Pooled Separate Account

New York Life Anchor Product	3,852,917	Units		3,852,917

Notes Receivable from Participants*	3.25%	—	4.50%	778,807
				$63,854,459

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 29, 2018

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP